SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On April 25, 2023, the registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K.

The press release attached to this Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: April 25, 2023